SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 308
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Vasiliki Papaefthymiou

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

+1 345 232 3067

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Todd E. Mason

Corby J. Baumann

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, NY 10017

(212) 344-5680

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,000,000.00	$1,854.00

(1)

Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an offer to purchase (the “Offer”) through which Navios Maritime Holdings Inc. seeks to acquire (i) up to 300,000 of the outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”), at a price of $15.73 in cash, and (ii) up to 1,000,000 of the American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred” and, together with the Series G Preferred the “Preferred Shares”), at a price of $15.28 in cash.

(2)

The filing fee was previously paid and calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, equals $92.70 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,854.00	Filing Party: Navios Maritime Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: September 14, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Tender Offer Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2022, relating to an offer to purchase (the “Offer”) by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), an aggregate of approximately $20,000,000, consisting of (i) up to 300,000 of the outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”), and (ii) up to 1,000,000 of the American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”) from all tendering holders of American Depositary Shares, pursuant to the terms and subject to the conditions described in the offer to purchase, dated September 14, 2022, and the Amended and Restated Offer to Purchase, dated as of September 29, 2022 (as further amended, supplemented or otherwise modified from time to time, the “Amended and Restated Offer to Purchase”), filed as an exhibit to the Tender Offer Statement.

The Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Amended and Restated Offer to Purchase is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Amended and Restated Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as set forth below:

“All descriptions and references in respect of the ‘Offer to Purchase’ in the Schedule TO are hereby amended to refer to the ‘Amended and Restated Offer to Purchase.’ Accordingly, all references in the Schedule TO to the ‘Offer to Purchase’ are hereby amended and replaced with ‘Amended and Restated Offer to Purchase.’”

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and restated in its entirety as set forth below:

“(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash and are not material to a determination made by a tendering holder, the Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash and are not material to a determination made by a tendering holder, the Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as set forth below:

“Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 14, 2022. *

(a)(1)(B)	Form of Letter to Brokers and Other Securities Intermediaries. *

(a)(1)(C)	Form of Letter to Clients for use by Brokers and Other Securities Intermediaries. *

(a)(1)(D)	Amended and Restated Offer to Purchase, dated September 29, 2022.

(a)(1)(E)	Amended and Restated Letter to Brokers and Other Securities Intermediaries, dated September 29, 2022.

(a)(1)(F)	Amended and Restated Letter to Clients for use by Brokers and Other Securities Intermediaries, dated September 29, 2022.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release. *

(b)	Not applicable.

(d)(1)(A)	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(d)(1)(B)	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(d)(1)(C)	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

(d)(1)(D)	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

(d)(1)(E)	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the Holders and Beneficial Owners from time to time of the American Depositary Shares issued thereunder relating to the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 99(a) to the Company’s Registration Statement on Form F-6 (File No. 333-254754), filed on March 26, 2021, and incorporated herein by reference).

(d)(1)(F)	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the Holders and Beneficial Owners from time to time of the American Depositary Shares issued thereunder, relating to the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 99(a) to the Company’s Registration Statement on Form F-6 (File No. 333-254759), filed on March 26, 2021, and incorporated herein by reference).

(d)(1)(G)	Forms of American Depositary Receipt representing the American Depositary Shares (filed as Exhibit A to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table *

* Previously filed.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: September 29, 2022	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President - Legal and Director